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                              January 11, 2021

       Sean Macnew
       Chief Financial Officer
       Group Nine Acquisition Corp.
       568 Broadway
       Floor 10
       New York, New York 10012

                                                        Re: Group Nine
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed January 6,
2021
                                                            File No. 333-251560

       Dear Mr. Macnew:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed January 6, 2021

       Our warrant agreement will designate the courts of the State of New York..., page 44

   1. We note the disclosures here and in the Warrant Agreement are silent with respect to actions under the
Securities Act. Please specifically reference whether such actions are covered. We may have
additional comments.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sean Macnew
Group Nine Acquisition Corp.
January 11, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameSean Macnew                             Sincerely,
Comapany NameGroup Nine Acquisition Corp.
                                                          Division of
Corporation Finance
January 11, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName